EXHIBIT A.I – COMMENTS FROM THE OFFICERS

(as Item 2 to Exhibit C to CVM Resolution 80/22)

2. Comments from the Officers

Introduction

The financial information included in this section, except if otherwise expressly set forth, refer to our consolidated accounting statements related to fiscal year that ended December 31, 2023 and 2022. Our consolidated audited accounting statements were prepared in accordance with the International Financial Reporting Standards (“IFRSs”), issued by the International Accounting Standards Board (“IASB”), and in accordance with the accounting practices adopted in Brazil, that comprehend the accounting practices set forth in Law No. 6404/76 and the pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis – CPC) and approved by the Brazilian Securities Exchange Commission - CVM.

The terms “Vertical Analysis” and “Variation” in the columns of certain tables below mean, respectively, (i) the percentage or line item in relation to the net income for the periods applicable to the results of our operations, or in relation to the total assets on the dates applicable to the statement of our balance sheet, and (ii) the comparison of ratios or line items in our combined accounting statements over a period of time.

The information under this item 2 of the Exhibit A.I of the Management Proposal (“Exhibit”) must be read and analyzed together with our consolidated accounting statements, available at our website (ri.ambev.com.br) and at the CVM’s website (www.gov.br/cvm).

2.1       The Management should comment on:

(a)        General equity and financial conditions

The Officers understand that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

As of December 31, 2023, the Company had, in its current assets, a total of R$ 36.563,1 million, with R$ 16.336,2 million in cash, cash equivalents and financial investments of the Company. The current liabilities as of December 31, 2023, amounted to R$ 41.004,9 million. The current liquidity ratio, used to assess the Company’s capacity of payment of the short-term obligations, was 0.89x. Its positions of cash, cash equivalents and current financial investments net of bank overdraft and cash, cash equivalents and current financial investments net of debt1 were R$ 16.336,2 million and R$ 12.835,1 million, respectively. The indebtedness indicator of net debt/EBITDA2 was -0.50.

The Officers understand that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

1 The cash net of bank overdrafts position is represented by the balances of cash, cash equivalents and current financial investments being deducted the balance of bank overdraft. The cash net of debt position is represented by the cash net of bank overdrafts position added by balances of current financial investments and being deducted the balances of loans and financings. Both the cash net of bank overdrafts position and the cash net of debt position are performance indicators used by the Company, and they are not measured according to the Accounting Practices Adopted in Brazil or according to IFRS.

2 The Company calculates the net debt as the balances of loans and financings being deducted the balances of current financial investments and cash net of bank overdrafts. The net debt/EBITDA is a performance indicator used by the Company, and it is not a measure according to the Accounting Practices Adopted in Brazil or according to IFRS.

(in million of Reais)	12/31/2023
Total Current Assets	36.563,1
Total Current Liabilities	41.004,9
Net Working Capital Ratio (CA-CL)	(4.441,8)
Net Cash of Bank Overdrafts	16.336,2
Cash Net of Debt	12.835,1

12/31/2023
Current Liquidity Ratio	0,89
Indebtedness Indicator (Net Debt / EBITDA)	(0,50)

(b) Capital structure

Company’s Officers believe that its capital structure is adequate to meet the needs of its operations and to continue executing its growth plan.

Capital Structure	2023
	R$ million	%
Third-Party Financing(1)	52.500,3	40
Equity(2)	80.143,8	60

(1) The Company’s third-party financing is represented by the totality of the current and non-current liabilities.

(2) The Company’s equity is represented by the consolidated owner’s equity.

The Company’s capital structure was the following: as of December 31, 2023 –60% of equity and 40% of third-party financing.

(c) Payment capacity in relation to financial commitments undertaken

(in million of Reais)	12/31/2023
Total debt	3.501,1
Short-term debt	1.298,1
Total current assets	36.563,1
Cash, cash equivalents and current financial investments	16.336,2
Current liquidity ratio	0,89x
Cash net of debt	12.835,1

Considering the Company’s debt profile, as described in 2.1(f) below (total debt of R$ 3.501,1 million as of December 31, 2023, of which R$ 1.298,1 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 36.563,1 million), cash, cash equivalents and current financial investments (R$ 16.336,2 million), current liquidity ratio (0.89x) and cash net of debt (R$ 12.835,1 million), all as of December 31, 2023, indicated in 2.1 (a) above, the Officers believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the Officers believe that the Company has capacity to do so.

(d) Sources of financing for working capital and investments in non-current assets used

The Company’s working capital cycle has substantially evolved every year since 2014 and, in the opinion of the Company’s Officers, there is no need to raise new loans to finance working capital.

With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any case, the Company has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

(e) Sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls

The Company has access to credit facilities extended by leading Brazilian and foreign banks and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings. On December 31, 2023, the Company had a Baa3 risk credit by Moody`s and BBB+ by S&P.

(f) Levels of indebtedness and characteristics of debts, even describing:

(i) Relevant financing and loan agreements

Please, find below additional information related to fiscal year that ended December 31, 2023:

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) Fixed Rate in Local Currency Leasing agreements in Brazil; (ii) Interbank Deposit Certificate (“CDI”) for loans in Brazil; (iii) Reference Interest Rate (“TR”) for the CRI 2030 operation; and (iv) fixed rate for international loans.

As of December 31, 2023, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2023

Debt Instruments (in million Reais)	2024	2025	2026	2027	2028	After	Total
BNDES debt
Par Value	1,2						1,2
TJLP or TR + Average Pay Rate	3,7%	3,7%					3,7%
International Debt
Other Latin-American currencies – fixed rate	124,6	144,8	38,9	36,1	61,2		405,6
Average Pay Rate	11,48%	11,48%	11,48%	11,48%	11,48%		11,48%
US dollar – fixed rate	0,0						0,0
Average Pay Rate	14,0%						14,0%
US dollar – floating rate

Average Pay Rate
Canadian dollar – floating rate
Average Pay Rate
Canadian dollar – fixed rate	130,1	125,6	101,0	93,5	30,1		480,3
Average Pay Rate	5,6%	5,6%	5,6%	5,6%	5,6%		5,6%
Debt in Reais - ICMS fixed rate
Par Value	136,3	151,5	114,8	4,1	-0,4	9,3	415,7
Average Pay Rate	4,0%	4,0%	4,0%	4,0%	4,0%		4,0%
Debt in Reais - fixed rate
Par Value	892,5	469,5	290,8	203,0	96,4	121,1	2.073,3
Average Pay Rate	11,2%	11,2%	11,2%	11,2%	11,2%		11,2%
Debt in Reais - floating rate
Par Value
Average Pay Rate
Total indebtedness	1.298,1	906,1	561,6	354,4	206,6	174,5	3.501,1

(ii) Other long-term relations with financial institutions

The Company has other long-term relations with financial institutions, such as payroll agreements, derivative operations, and guarantee agreements, which are not individually relevant.

(iii) Subordination degree among the debts

In year ended December 31, 2023, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral or are unsecured.

(iv) Any restrictions imposed to the issuer, especially concerning the limit of indebtedness, and contracting of new debts, the distribution of dividends, the sale of assets, the issue of new securities and the sale of the corporate control, as well as if those restrictions are being complied with by the issuer

Most of the loan contracts contain financial covenants including:

(i) financial covenants, including restrictions on new borrowing.

(ii) going-concern.

(iii) maintenance, in use or in good condition for the business, of the Company's assets.

(iv) restrictions on acquisitions, mergers, sale or disposal of its assets.

(v) disclosure of accounting statements and balance sheets.

(vi) prohibition related to new real guarantees for loans contracted, except if (a) expressly authorized under the agreement or (b) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments, multilateral financial institutions (e.g., World Bank) or located in jurisdictions in which the Company operates.

The Company did not sign any relevant loan or financing agreement with cross default clause.

As of December 31, 2023, the Company was in compliance with its material (financial or not) contractual obligations for its loans and financings, not having on the abovementioned date financial covenants that limit or restrict new indebtedness.

(g) Borrowing limits contracted and percentages utilized

As of December 31, 2023, the Company had loans with BNDES, FINEP, leasing agreements and loans with private banks in the amount of R$ 3.501,1 billion. Of this total, 100% are being used.

(h) Significant changes to items of the income and cash flow statements

INCOME STATEMENT

Comparative analysis of Operational Results as of December 31, 2023 and December 31, 2022

The consolidated results of the Company are presented as follows:

Highlights of Consolidated Financial Information

(in million Reais, except for amounts related to volume and percentages*)

	2023	Vertical Analysis	2022	Vertical Analysis	Variation 2023/2022
Net revenue	79.736,9	533,0%	79.708,8	535,3%	0,0%
Cost of sales	(39.291,6)	-262,6%	(40.422,1)	-271,4%	-2,8%
Gross profit	40.445,3	-270,3%	39.268,8	-263,8%	-2,9%

Distribution expenses	(10.750,6)	-71,9%	(11.395,3)	-76,5%	-5,7%
Sales and Marketing expenses	(7.412,5)	-49,5%	(7.337,4)	-49,3%	1,0%
Administrative expenses		-35,3%	(5.236,8)	-35,2%	0,7%
Other operational income (expenses)	2.028,9	13,6%	2.513,9	16,9%	-19,1%
Costs arising from business combination
Restructuring	(109,4)	-0,7%	(101,7)	-0,7%	7,5%
Effect of application of IAS 29 (hyperinflation)	(2,3)	0,0%	(8,2)	-0,1%	-71,7%
State Amnesty	-	0,0%	-	0,0%
COVID-19 Impacts	-	0,0%	(16,7)	-0,1%	-100,0%
Write-Off of Investments	-	0,0%	(16,6)	-0,1%	-100,0%
Distribution agreement	(94,7)	-0,6%	-	0,0%	100,0%
Income from operations	18.831,1	125,9%	17.687,9	118,8%	6,5%

Finance expenses	(6.280,1)	-42,0%	(7.892,2)	-53,0%	-20,4%
Finance income	2.670,3	17,8%	4.469,0	30,0%	-40,2%
Net finance result	(3.609,8)	-24,1%	(3.423,2)	-23,0%	5,5%

Share of result of joint ventures	(185,4)	-1,2%	(29,1)	-0,2%	537,0%
Income before income tax	15.035,9	100,5%	14.235,7	95,6%	5,6%

Income tax expense	(75,5)	-0,5%	655,6	4%	-112%
Net income	14.960,5	100,0%	14.891,3	100,0%	0,5%
Attributed to:
Controlling interests	14.501,9	96,9%	14.457,9	97,1%	0,3%
Non-controlling interests	458,5	3,1%	433,3	2,9%	5,8%

* Discrepancy in the sums of the amounts is due to rounding.

Highlights of the Financial Information per Business Segment

The table below contains some of the financial information per business segment regarding years ended December 31, 2023 and 2022:

	2023					2022
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	46.361,7	10.044,8	13.797,2	9.533,2	79.736,9	42.635,7	9.440,3	17.371,2	10.261,7	79.708,8
Cost of sales	(23.516,1)	(5.035,1)	(6.657,3)	(4.083,1)	(39.291,6)	(22.736,8)	(4.860,8)	(8.553,1)	(4.271,4)	(40.422,1)
Gross profits	22.845,6	5.009,7	7.139,9	5.450,1	40.445,3	19.898,9	4.579,4	8.818,1	5.990,3	39.286,8
Administrative, sales and marketing expenses	(14.468,8)	(1.931,2)	(3.463,8)	(3.573,0)	(23.436,8)	(13.522,0)	(1.999,9)	(4.421,4)	(4.026,1)	(23.969,4)
Other operational income (expenses)	1.892,5	26,3	95,0	15,1	2.028,9	2.361,4	(52,9)	192,7	12,8	2.513,9
Exceptional items	(137,8)	(17,9)	(47,6)	(3,1)	(206,4)	(34,5)	(16,1)	(60,5)	(32,2)	(143,3)
Profit from operations	10.131,5	3.086,9	3.723,5	1.889,1	18.831,0	8.703,8	2.510,5	4.528,9	1.944,8	17.687,9

(1) It includes the Company’s direct operations in Central America and the Caribbean: Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also supplies El Salvador, Honduras and Nicaragua), Barbados and Panama.

(2) It includes the Company’s operations in South Latin America: Argentina, Bolivia, Chile, Paraguay and Uruguay.

Net revenue

For more information about the sales net revenue, see section 2.2(b).

Cost of sales

The total cost of products sold decreased 2,8% in year ended December 31, 2023, reaching R$ 39.291,6 million, compared to R$ 40.422,1 million in the same period in 2022. As a percentage of the Company’s net revenue, the total cost of products sold decreased to 49,3% in 2023, in relation to 50,7% in 2022.

Cost of products sold per hectoliter

	Year ended December 31
	2023	2022	% Variation
	(in Reais, except for percentages)
Brazil	186,0	180,2	3,2%
Brazil Beer(1)	208,1	199,5	4,3%
NAB(2)	124,2	123,6	0,6%
CAC	413,6	412,4	0,3%
LAS	184,7	224,3	(17,6%)
Canada	452,4	442,9	2,2%
Company Consolidated	213,9	217,6	(1,7%)

(1) It includes beer and “beyond beer” operations of the Company in Brazil.

(2) It includes non-alcoholic beverages operations of the Company in Brazil.

Operations in Brazil

The total cost of products sold of the Company’s Brazilian operations increased 3,4% in year ended December 31, 2023, reaching R$ 23.516,0 million in relation to R$ 22.736,8 million in the same period in 2022. The cost of the products sold in the Company’s Brazilian operations, per hectoliter, increased 3,2% in 2023, reaching R$ 186,0/hl in relation to R$ 180,2/hl in 2022.

Beer Operations in Brazil

The cost of products sold in the beer operations in Brazil increased 3,3%, reaching R$ 19.377,7 million in year ended December 31, 2023. The cost of products sold, per hectoliter, increased 4,3%, amounting to R$ 208,1/hl, mainly explained by higher commodity prices with barley price increase being partially offset by favorable aluminum prices, as well as general inflation impacts.

Non-Alcoholic Beverages Operations in Brazil (“NAB”)

The cost of products sold in the NAB operations in Brazil increased 4,2%, reaching R$ 4.138,4 million. The cost of products sold per hectoliter increased 0,6% in 2023, amounting to R$ 124,2/hl, mainly as a result of higher commodity prices with sugar price increase being partially offset by favorable aluminum prices, as well as general inflation impacts.

Operation in Central America and the Caribbean (“CAC”)

The cost of products sold in CAC operations increased 3,6% in year ended December 31, 2023, reaching R$ 5.035,1 million in relation to R$ 4.860,8 million in the same period in 2022. The cost of products sold per hectoliter increased 0,3% in 2023, reaching R$ 413,6/hl in relation to R$ 412,4/hl in 2022, driven by higher import costs, coupled with general inflation, partially offset by lower raw material prices in the second half of the year and better package mix especially due to higher share of returnable glass bottles.

Latin America South Operations (“LAS”)

The cost of products sold in LAS operations decreased 22,2% in year ended December 31, 2023, to R$ 6.657,3 million in relation to R$ 8.553,1 million in the same period in 2022. The cost of products sold, per hectoliter, decreased 17,6% in 2023, to R$ 184,7/hl in relation to R$ 224,3/hl in 2022. The primary reason for these reductions was the substantial devaluation of the Argentine peso (ARS) in 2023, which lost more than 350% of its value compared to the previous year. This sharp drop in the peso’s value had a larger impact than the inflation experienced in Argentina throughout 2023, leading to the significant decreases in production costs.

Operations in Canada

The cost of products sold in our operations in Canada decreased 4,4% in year ended December 31, 2023, to R$ 4.083,1 million in relation to R$ 4.271,4 million in the same period in 2022, while per hectoliter, the cost of products sold increased 2,2% in 2023, reaching R$ 452,4/hl in relation to R$ 442,9/hl in 2022. This increase in cost of sales per hectoliter primarily due to a higher unit cost, which resulted from lower production and sales volumes, was more than offset by currency conversion effects.

Gross profit

The gross profit increased 2,9% in year ended December 31, 2023, reaching R$ 40.445,3 million compared to R$ 39.286,8 million in the same period in 2022. The table below shows the contribution of each business unit to the consolidated gross profit of the Company.

	Gross Profit
	2023			2022
	(in million Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Brazil	22.845,6	56,5%	49,3%	19.898,9	50,7%	46,7%
Brazil Beer	19.608,2	48,5%	50,3%	17.092,6	43,5%	47,7%
NAB	3.237,4	8,0%	43,9%	2.806,4	7,1%	41,4%
CAC	5.009,7	12,4%	49,9%	4.579,4	11,7%	48,5%
LAS	7.139,9	17,7%	51,7%	8.818,1	22,4%	50,8%
Canada	5.450,1	13,5%	57,2%	5.990,3	15,2%	58,4%
Company Consolidated	40.445,3	100,0%	50,7%	39.286,8	100,0%	49,3%

Sales and Marketing, Distribution and Administrative Expenses

The sales and marketing, distribution and administrative expenses of the Company amounted to R$ 23.436,7 million in year ended December 31, 2023, compared to R$ 23.969,4 million in the same period in 2022, representing a decrease of 2,2% year on year. The analysis of the sales and marketing, distribution and administrative expenses for each of the business units is as follows.

Operations in Brazil

The sales and marketing, distribution and administrative expenses of the Company’s operations in Brazil amounted to R$ 14.468,8 million in year ended December 31, 2023, compared to R$ 13.522,0 million in the same period in 2022, representing an increase of 7,0% year on year.

Beer Operations in Brazil

The sales and marketing, distribution and administrative expenses of the beer operations in Brazil amounted to R$ 12.247,3 million in year ended December 31, 2023, compared to R$ 11.514,2 million in the same period in 2022, representing an increase of 6,4% year on year, primarily due to higher investments in our brands, which was partially offset by lower distribution and administrative expenses.

NAB Operations in Brazil

The sales and marketing, distribution and administrative expenses of the NAB operations in Brazil amounted to R$ 2.221,5 million in year ended December 31, 2023, compared to R$ 2.008,0 million in the same period in 2022, representing an increase of 10,6% year on year, primarily due to higher investments in our brands and general inflation impacts in logistics and administrative expenses.

Operations in CAC

The sales and marketing, distribution and administrative expenses of the Company’s operations in CAC amounted to R$ 1.931,2 million in year ended December 31, 2023, compared to R$ 1.999,9 million in the same period in 2022, representing a decrease of 3,4% year on year, mainly due to lower logistics expenses, being partially offset by higher investments in our brands and general inflation impacting administrative expenses.

Operations in LAS

The sales and marketing, distribution and administrative expenses of the Company’s operations in LAS amounted to R$ 3.463,8 million in year ended December 31, 2023, compared to R$ 4.421,4 million in the same period in 2022, representing a decrease of 21,7% year on year, driven mainly by the substantial devaluation of the Argentine peso (ARS) in 2023, which lost more than 350% of its value compared to the previous year. This sharp drop in the peso’s value had a larger impact than the inflation experienced in Argentina throughout 2023, leading to significant decreases in sales, marketing, distribution and administrative expenses.

Operations in Canada

The sales and marketing, distribution and administrative expenses of the Company’s operations in Canada amounted to R$ 3.573,0 million in year ended December 31, 2023, compared to R$ 4.026,1 million in the same period in 2022, representing a decrease of 11,3% year on year, driven mainly by lower logistics expenses resulting from lower volumes and lower investments in our brands.

Other Operational Income (Expenses)

Other operating income decreased by 19,1% in year ended December 31, 2023, from R$ 2.513,9 million in the same period in 2022 to R$ 2.028,9 million. This result is mainly explained by substantial extraordinary tax credits recorded in 2022 with no comparable event in 2023.

Exceptional items

Recurring exceptional items expenses increased by 44,0% in year ended December 31, 2023, from R$ 143,3 million in the same period in 2022 to R$ 206,4 million. Similar to 2022, the expenses recorded in 2023 were mainly due to restructuring expenses primarily linked to centralization and restructuring projects in Brazil, LAS and CAC, as legal fees in connection with litigation related to warrants issued by Cervejaria Brahma in 2003. Several lawsuits were filed challenging the criteria used in calculating the exercise price of such warrants. In 2023, as successors of Cervejaria Brahma, we obtained some definitive favorable decisions on the matter, which was already classified as a remote loss.

Operating Income

The operating income increased by 6,5% in year ended December 31, 2023, amounting R$ 18.831,1 million in relation to R$ 17.687,9 million in the same period in 2022.

Net Financial Result

The net financial result of the Company increased by 5,5% in year ended December 31, 2023, reaching R$ 3.609,8 million from an expense of R$ 3.423,2 million in the same period in 2022. This result is mainly explained by higher foreign exchange variation costs and lower benefit arising from the Hyperinflationary Accounting standard in Argentina, being partially offset by lower hedging carry cost related to the foreign exchange exposure in Argentina due to lower hedging position throughout 2023 when compared to 2022.

The total debt of the Company, including current (interest-bearing loans) and non-current debt, decreased to R$ 269,6 million in year ended December 31, 2023, while our amount of cash, cash equivalents and current financial investments, net of bank overdraft, increased to R$ 1.029,6 million in the period.

Income tax and social contribution

The consolidated income tax and social contribution expenses of the Company totaled R$ 75,5 million in year ended December 31, 2023, compared to a credit of R$ (655,6) million in 2022. The effective income tax and social contribution rate in 2023 was 0,5%, compared to an effective tax rate of (4,6%) in 2022. Such increase in our effective tax rate in 2023 was primarily due to an increase in taxation of foreign subsidiaries (TBU) and withholding income tax, coupled with the tax effect of lower payment of interest on net equity in 2023.

Net Profit

The net profit obtained by the Company in year ended December 31, 2023 was R$ 14.960,5 million, representing an increase of 0,5%, if compared to R$ 14.891,3 million earned in the same period in 2022.

CASH FLOW

Cash Flow for Year Ended December 31, 2023 compared with 2022

	2023	2022	Variation
Cash flow			2023/2022
Cash flow from operating activities	24.711,4	20.642,2	19,7%
Cash flow from investing activities	(5.766,0)	(5.004,1)	15,2%
Cash flow from financing activities	(16.115,2)	(16.337,9)	(1,4)%
Total	2.830,2	(699,9)	504,4%

Operating Activities

The cash flow from the Company’s operating activities increased by 19.7%, reaching R$ 24.711,4 million in year ended December 31, 2023, compared to R$ 20.642,2 million in the same period in 2022, as a result of better management of net working capital. Cash flow from operating activities before working capital and provisions increased by 8,6%, bringing additional R$ 2.069,5 million, reflecting gains in operating results, and more efficient management of net working capital, contributed to a gain of R$ 2.387,7 million compared to the previous year, driven mainly by lower inventory levels.

Investing Activities

The cash flow from the Company’s investing activities increased by 15,2%, reaching R$ 5.766,0 million in year ended December 31, 2023, compared to R$ 5.004,1 million in the same period in 2022, mainly explained by lower net proceeds of debt securities (R$1.276,5 million less in 2023), being partially offset by lower acquisition of property, plant, equipment and intangible assets (R$ 529,0 million).

Financing Activities

The cash flow from the Company’s financing activities decreased by 1,4%, to R$ 16.115,2 million in year ended December 31, 2023, compared to R$ 16.337,9 million in the same period in 2022, mainly driven by higher capital distribution partially offset by lower payments from borrowings.

2.2	– The Management should comment on:

(a)       Results of the issuer’s operations, in particular:

(i) Description of any material income components

In fiscal year ended December 31, 2023, the revenues of the Company and its subsidiaries primarily consisted of the sale of beers, RTDs and non-alcoholic beverages through the operations described in Item 2.1 above. To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations, as well as the sale of non-Ambev products on the BEES Marketplace in some regions.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

(ii) Factors that materially affect operating income

Focused on improving the operational and financial performance of our business, we have evolved every year, delivering continuous and consistent improvements in our results through the execution of our strategy of (i) leading and expanding the category; (ii) digitalizing and monetizing our ecosystem; and (iii) optimizing our business.

The year 2023 illustrates this dynamic well: (i) the beer industry grew in Brazil (our largest market), reaching its highest historical level, and we continue to lead it through the development of our premium, core plus and core brands; (ii) our digital platforms continued to expand across our core business units; and, finally, (iii) our costs and expenses grew below inflation thanks to the execution of our foreign exchange and commodity hedging policy, as well as greater efficiency in relation to distribution and administrative expenses. As a result, we delivered an organic growth in consolidated adjusted EBITDA of 42,6% (ahead of 2022 growth), with expansion of gross margins and adjusted EBITDA (+240bp and +430bp, respectively).

We sustained the change in sales volume high built in the last three years (with a decrease of 1,1% after the record high reached in 2022), maintained our commercial momentum in Brazil and recovered our performance in Central America and the Caribbean. For the second year in a row, we were the most awarded Brazilian company at the Cannes Festival of Creativity and the winners of the category “Advertiser of the Year” at the Effie Brazil Awards, adding trophies for all our beverage categories – Brahma, Budweiser, Stella Artois and Quilmes for beer, Guaraná Antarctica for non-alcoholics and Mike’s for beyond beer – in addition to Zé Delivery.

In Brazil, premium and super premium brands delivered a growth of approximately 25% for the year, led by Corona, Spaten and Original, with progress in brand health indicators and market share gains, according to our estimates. Our innovations in beyond beer and within a health and wellness trend, such as Budweiser Zero and Stella Pure Gold, also performed positively for the year.

We continued to expand the use of our B2B (Business-to-Business) platform, BEES, by our customers, evolving our level of service (NPS - Net Promoter Score) to record highs throughout the year (+13% vs. 2022). We reached the milestone of 85% of BEES customers also buying non-Ambev products on the BEES Marketplace, which reached Gross Merchandise Value (GMV) of R$ 1,8 billion, 38% higher than the previous year.

On the other hand, our DTC (Direct-to-Consumer) platform, Zé Delivery, also continued its expansion, gaining awareness and increasing its coverage to more than 700 cities, where about 70% of the Brazilian population lives. The platform reached 5,7 million Monthly Active Users (MAU), adding up to more than 60 million orders in 2023 and with GMV growing 8% vs. 2022.

In the non-alcoholic beverage business, our volume grew 3,6% for the year, reaching a record high, highlighted by the performance of isotonic (Gatorade) and energy drinks, as well as our diet-light-zero brands – in particular, Pepsi Black, Guaraná Antarctica Zero and H2OH!. As a result of our focus on reducing the sugar content in our portfolio, we delivered a reduction of more than 17% compared to 2022 and approximately 25% compared to 2021.

In our international operations, we continue to face challenges, although we have improved, compared to 2022 results, in most of our business units. In Latin America South, volume decreased 5,5% mainly due to the impacts of high inflationary pressures on overall consumer demand in Argentina. Despite an unfavorable macro scenario, we maintained our beer market share stable in the country, according to our estimates. In addition, our strategy focused on generating cash flow in U.S. dollars, with the reduction of hedging levels and exposure to costs and expenses linked to the U.S. dollar, made us better prepared to navigate the depreciation of the Argentine peso that occurred in the second half of the year, particularly in December. In addition, our operations in Paraguay and Bolivia delivered positive volume performances for the year, led, in Paraguay, by a high-single-digit growth in the premium and core plus segments, and, in Bolivia, by the performance of the brand Paceña. In Chile, our premium and core plus brands gained weight in 2023, driven by Corona and Quilmes, respectively.

In Central America and the Caribbean, we delivered volume growth (+3.3%) and adjusted EBITDA (+22.0%) for the year (in organic terms), with expansion of gross margins and adjusted EBITDA (+150bp and +350bp, respectively). The region’s performance was led by the Dominican Republic, where the improvement in the macroeconomic scenario, coupled with the consistent execution of our commercial plan, resulted in volume growth in the premium and core segments, mainly driven by Corona and the Presidente family brands, respectively.

Finally, in Canada, we delivered an organic growth in adjusted EBITDA of 2,7% despite a volume decrease of 6,4%, primarily due to the decline in the beer industry. On the commercial side, our premium and core plus brands grew a low-single-digit, led by Corona and the Michelob Ultra family, and the health of these brands also evolved year on year. In addition, our B2B platform has continued to expand in the country, and is now present in the provinces of Newfoundland, Quebec and Saskatchewan, bringing convenience to our customers and fostering the increase of our NPS in these regions.

(b) Relevant income variations ascribed to the introduction of new products and services, and changes in volumes, prices, foreign exchange rates and inflation.

Net Revenue – Year ended December 31, 2023 compared to 2022

Net revenue remained relatively stable for year ended December 31, 2023, to R$ 79.736,9 million in relation to R$ 79.708,8 million in the same period in 2022, as a consequence of a decrease of 1,1% in sales volume, partially offset by an increase of 1,2% in net revenue per hectoliter, with increases in Brazil and CAC offsetting decreases in Latin America South and Canada, according to the tables below.

Net revenue

	Year ended December 31
	2023		2022		% Variation
	In million Reais, except for percentages
Brazil	46.361,7	58,1%	42.635,7	53,5%	8,7%
Beer Brazil	38.985,9	48,9%	35.857,8	45,0%	8,7%
NAB	7.375,8	9,3%	6.777,9	8,5%	8,8%
CAC	10.044,8	12,6%	9.440,3	11,8%	6,4%
LAS	13.797,2	17,3%	17.371,2	21,8%	-20,6%
Canada	9.533,2	12,0%	10.261,7	12,9%	-7,1%
Company Consolidated	79.736,9	100,0%	79.708,8	100,0%	0,0%

	Sales Volume
	Year ended December 31
	2023		2022		% Variation
	In thousands of hectoliters, except for percentages
Brazil	126.419,7	68,8%	126.184,4	67,9%	0,2%
Beer Brazil	93.111,6	50,7%	94.042,6	50,6%	-1,0%
NAB	33.308,1	18,1%	32.141,8	17,3%	3,6%
CAC	12.174,6	6,6%	11.786,3	6,3%	3,3%
LAS	36.039,6	19,6%	38.134,0	20,5%	-5,5%
Canada	9.025,2	4,9%	9.645,0	5,2%	-6,4%
Company Consolidated	183.659,0	100,0%	185.749,7	100,0%	-1,1%

	Net Revenue per Hectoliter
	Year ended December 31
	2023	2022	% Variation
	(in Reais, except for percentages)
Brazil	366,7	337,9	8,5%
Beer Brazil	418,7	381,3	9,8%
NAB	221,4	210,9	5,0%
CAC	825,1	800,9	3,0%
LAS	382,8	455,5	-16,0%
Canada	1.056,3	1.063,9	-0,7%
Company Consolidated	434,2	429,1	1,2%

Operations in Brazil

The total net revenue generated from the Company’s operations in Brazil increased 8,7% in year ended December 31, 2023, amounting R$ 46.361,8 million compared to R$ 42.635,7 million in the same period in 2022.

Beer Operations in Brazil

The net revenue generated from the Company’s beer operations in Brazil increased 8,7% in year ended December 31, 2023, accumulating R$ 38.985,9 million compared to R$ 35.857,8 million in the same period in 2022. This variation is mainly due to a 9,8% increase in net revenue per hectoliter in 2023 reflecting the implementation of revenue management initiatives combined with improved brand mix, slightly offset by a 1,0% decrease in sales volume. After reaching historically high volumes in 2022, we continued to consistently execute our commercial strategy in 2023, which led to strong sales growth for our premium and super premium brands led by Corona, Spaten and Original, although total volumes sold were down as compared to the volumes sold in 2022, which were boosted by the FIFA World Cup in 2022.

NAB Operations in Brazil

The net revenue generated from the Company’s NAB operations in Brazil increased 8,8% in year ended December 31, 2023, reaching R$ 7.375,8 million compared to R$ 6.777,9 million in the same period in 2022. This variation is a consequence of a 3,6% increase in sales volume, coupled with a 5,0% increase in net revenue per hectoliter in 2023 (despite the increase in the ICMS tax base and adjustments to the channel mix). The growth in sales volume was driven by effective commercial strategies and product innovation, particularly within energy drink and health & wellness brands, which significantly outperformed in volumes. Market trends towards healthier options led to strong performance in diet/light/zero portfolio, notably with brands like Fusion and Gatorade, and were key contributors to the volume increase.

Operations in CAC

The net revenue generated from the Company’s CAC operations increased 6,4% in year ended December 31, 2023, accumulating R$ 10.044,8 million compared to R$ 9.440,3 million in the same period in 2022. The increase in net revenue in our CAC operations in 2023 was driven by strategic revenue management, a favorable mix towards premium and single-serve products, and a strong performance in the Dominican Republic. Enhanced focus on the main family of brands in the Dominican Republic (Presidente) and in the premium segment, including Corona, contributed significantly to the rise in volume and net revenue per hectoliter, underpinning our net revenue increase in the region.

Operations in LAS

The net revenue generated from the Company’s LAS operations decreased 20,6% in year ended December 31, 2023, amounting R$ 13.797,2 million compared to R$ 17.371,2 million in the same period in 2022. This variation is a consequence of a 5,5% decrease in sales volume coupled with a 16,0% decrease in net revenue per hectoliter in 2023 driven mainly by the accounting impact of the Argentine peso (ARS) devaluation in 2023, which devalued more than 350% in 2023 in comparison to the end of 2022, coupled with a challenging economic and consumer scenario in Argentina considering inflation pressures on consumers disposable income.

Operations in Canada

The net revenue generated from the Company’s operations in Canada decreased 7,1% in year ended December 31, 2023, reaching R$ 9.533,2 million compared to R$ 10.261,7 million in the same period in 2022. This variation is a consequence of a 6,4% decrease in volume sold, coupled with a 0,7% decrease in net revenue per hectoliter in 2023. Volume decreased within the context of a weak industry both in beer and beyond beer segments, while net revenue per hectoliter performance mainly driven by revenue management initiatives was affected by currency translation effects.

(c) Relevant impacts of inflation, price variations of main inputs and products, foreign exchange and interest rates on the issuer’s operating and financial income.

In 2023, our cost of product sold was negatively impacted by the prices of some commodities, mainly agricultural and metal commodities that were hedged in US dollars at values higher than those of the previous year, impacting the cost of products sold of our operations both in the Brazil and abroad. In our international operations, in general, the cost conversion into Real resulted in a positive impact, due to the appreciation of Real against the local currencies in each operation. Also, in LAS, the inflationary pressures intensified, mainly in Argentina.

2.3 – The Management should comment on:

(a)       Changes in accounting practices that have resulted in significant effects on the information provided for in items 2.1 and 2.2

No changes in the Company’s accounting practices, which have resulted in significant effects on the information provided for in items 2.1 and 2.2 in the last fiscal year, were recorded.

(b)       Modified opinions and emphases present in the auditor’s report

The independent auditors’ report on the Company’s financial statements for the last fiscal year was issued without modified opinions and emphases.

2.4 – The Management should comment on the relevant effects that the events below have caused or are expected to cause on the issuer’s financial statements and on its results:

(a) Introduction or divestment of operating segment

There was no introduction or divestment of any operating segment of the Company that is characterized as a divestment or introduction of a cash-generating unit in fiscal year ended December 31, 2023.

(b) Organization, acquisition or disposal of equity interest

There was no event of organization, acquisition or disposal of equity in fiscal year ended December 31, 2023.

(c) Unusual events or transactions

Notice from ELJ to exercise the put option under the Tenedora’s Shareholders’ Agreement

The Company and E. León Jimenes, S.A. (“ELJ”), as shareholders of Tenedora CND, S.A. (“Tenedora”) - holding company with principal place of business in the Dominican Republic, owner of almost all of Cervecería Nacional Dominicana, S.A. - entered into, on July 2, 2020, the second amendment to Tenedora’s Shareholders’ Agreement (“Shareholders’ Agreement”) to extend their partnership in the country, postponing, therefore, the period for exercising the call and put options set forth in the aforementioned Shareholders’ Agreement. On December 2023, ELJ owned 15% of the shares of Tenedora and its put option was divided into two tranches: (i) Tranche A, corresponding to 12,11% of the shares, which was exercised on January 31, 2024, as formalized in the Shareholders’ Agreement and ratified by the notice received from ELJ in October 2023; and (ii) Tranche B, corresponding to 2,89% of the shares, exercisable from 2026. The Company, in turn, has a call option relating to Tranche B shares, exercisable from 2029. The relevant information about the exercise of the put option by ELJ is presented in note 32 – Subsequent Events.

New Corona Distribution Agreement in Canada

In December 2023, the Company renegotiated the licensing agreement with Trademarks Grupo Modelo, S. de R.L. de C.V., subsidiary of AB InBev, to produce, bottle, sale and distribute products of Corona brand in Canada. In return for the rights acquired, for a period of 100 years, automatically renewable for another 100 years, Labatt Brewing Company Limited, subsidiary of the Company in Canada, will make a single payment to the licensor in the amount of R$ 869 million. The amount relating to the acquired right was recognized in 2023 as a business asset in intangible assets.

Tax Credits – 2022 and 2023

After the decision of the Brazilian Supreme Federal Court (“STF”) in the judgment of RE 574.706/PR, rendered in 2017 and ratified in May 2021, which declared the unconstitutionality of the inclusion of the ICMS in the taxable base of PIS and COFINS, in September 2021, the General Attorney’s Office (“PGFN”) published the PGFN Opinion 14.483/2021, which presented its understanding of the procedures that must be observed by the Tax Administration in relation to the matter, especially with regard to the impacts of said exclusion on PIS and COFINS credits recorded by the purchasers upon entry transactions. Due to these events, in 2022, the Company completed analyzes that allowed the accounting recognition of R$1,2 billion, in the same period, as tax credits arising from the exclusion of ICMS from the taxable base of PIS and COFINS in transactions with subsidiaries.

In addition, on December 13, 2023, the Brazilian Superior Court of Justice (“STJ”) completed the judgement of the Theme 1.125, confirming the understanding that the ICMS collected under the tax replacement system must also be excluded from the taxable base of PIS and COFINS of the replaced taxpayers. The appellate decision is still pending publication. With regard to this theme, in the period from 2017 to 2023, the Company and its controlled companies recognized tax credits in the amount of R$ 1,4 billion, with approximately R$ 407,1 million being recognized extemporaneously in fiscal year 2023 (R$ 218 million were recorded in other operating revenues and R$ 189,1 million in financial results).

Share buyback program

The Board of Directors, in a meeting held on May 18, 2023, approved, pursuant to article 30, 1st Paragraph, “b”, of Law 6,404/76 and Resolution of the Brazilian Securities Commission (“CVM”) No. 77/22, a share buyback program of shares issued by the Company itself (“Program”) up to the limit of 13.000.000 common shares, with the primary purpose of covering any share delivery requirements contemplated in the Company’s share-based compensation plans, or to be held in treasury, canceled and/or subsequently transferred. The program must end by November 18, 2024, as detailed together with other information about it in the Notice on Trading of Own Shares, prepared in accordance with Schedule G to CVM Resolution No. 80/22 and disclosed on May 18, 2023. On the date of said approval, the Company had 4.393.610.429 outstanding shares, as defined in CVM Resolution No. 77/22. The acquisition occurred as per a deduction of the capital reserve account recorded in the balance sheet drawn up on March 31, 2023. The transaction is carried out through UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

2.5 - If the issuer has disclosed, during the last fiscal year, or wishes to disclose non-accounting measurements on this form, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and income tax), the issuer must:

(a)       Inform the value of non-accounting measurements

The Company uses performance indicators such as adjusted income of the consolidated operation before financial results and income taxes (adjusted Operating Income) and adjusted income of the consolidated operation before financial results, income taxes and depreciation and amortization expenses (Adjusted EBITDA).

(in millions of reais)	12/31/2023
Operating Income	18.831,1

Adjusted Operating Income	19.037,5
Adjusted Operating Income Margin	23,9%
EBITDA	25.063,6
Adjusted EBITDA	25.455,4
Adjusted EBITDA margin	31,9%

Operating Income, adjusted Operating Income and adjusted Operating Income Margin

Operating Income is calculated by excluding from the net income for the year the following effects: (i) non-controlling interest, (ii) income tax expenses, (iii) profit sharing of affiliates and subsidiaries, and (iv) net financial results.

The adjusted Operating Income is an accounting measurement that corresponds to Operating Income minus exceptional items and participation in joint ventures results. The exceptional items are composed of: (a) restructuring; (b) effects of applying IAS 29/CPC 42; (c) non-recurring expenses incurred due to the COVID-19 pandemic; and (d) investments write-off (“Exceptional Items”).

The adjusted Operating Income Margin, in turn, is calculated by dividing the adjusted Operating Income by the net revenue.

Operating Income and adjusted Operating Income are not measures of income in accordance with the accounting practices adopted in Brazil and do not represent cash flows for the periods presented, and, therefore, are not alternative measures to results or cash flows. Operating Income and adjusted Operating Income represent performance measures for management purposes and for comparison with similar companies and correspond to EBITDA and Adjusted EBITDA (see below), including depreciation, amortization and depletion. The Company cannot guarantee that other companies, including closely-held companies, will adopt the same meaning for such measurements.

EBITDA, adjusted EBITDA and adjusted EBITDA Margin

EBITDA is a non-accounting measurement calculated by excluding from the net income for the year the following effects: (i) non-controlling interest, (ii) income tax expenses, (iii) profit sharing of affiliates and subsidiaries, (iv) net financial results, and (v) depreciation and amortization expenses. That is, it is the Operating Income, excluding the effects of depreciation and amortization expenses.

Adjusted EBITDA, on the other hand, corresponds to EBITDA minus exceptional items and participation in the results of joint ventures. The exceptional items are composed of: (a) restructuring; (b) effects of applying IAS 29/CPC 42; (c) non-recurring expenses incurred due to the COVID-19 pandemic; and (d) investments write-off (“Exceptional Items”).

Adjusted EBITDA Margin, in turn, is calculated by dividing the adjusted EBITDA by the net revenue.

EBITDA, adjusted EBITDA and adjusted EBITDA Margin are not measures of income in accordance with the accounting practices adopted in Brazil and do not represent cash flows for the periods presented, and, therefore, are not alternative measures to results or cash flows. The Company uses Adjusted EBITDA as a performance measure for management purposes and for comparison with similar companies.

Although EBITDA may have a standard meaning, according to article 3, item I, of CVM Resolution No. 156/22, the Company cannot guarantee that other companies, including closely-held companies, will adopt this standard meaning and/or that they will adopt the Company’s standard. Accordingly, the Adjusted EBITDA disclosed by the Company may not be comparable to the EBITDA disclosed by other companies.

We classified EBITDA as adjusted, considering that accounting standards do not cover certain exclusions promoted by the Company, for a better understanding and reflection of the Company’s operating cash generation, considering its operation market. The Company understands that adjusted EBITDA offers a better perception of the operating results and a clearer view of the Company for investors and third parties.

(b)       Make reconciliations between the amounts disclosed and the amounts in the audited financial statements

Reconciliation of Operating Income, adjusted Operating Income and adjusted Operating Income Margin

(Description of the Account in millions of Reais)	Year ended
12/31/2023
Net income – Ambev	14.501,9
Non-controlling interest	458,5
Income tax and social contribution expenses	75,5
Income before taxes	15.035,9
Profit sharing of joint ventures	185,4
Net financial results	3.609,8
Operating Income	18.831,1
Exceptional items	206,4
Adjusted Operating Income	19.037,5
Net revenue	79.736,9
Adjusted Operating Income Margin	23,9%

EBITDA Reconciliation, adjusted EBITDA and adjusted EBITDA Margin

(Description of the Account in millions of Reais)	Year ended:
12/31/2023
Net income – Ambev	14.501,9
Non-controlling interest	458,5
Income tax and social contribution expenses	75,5
Income before taxes	15.035,9
Participation in the results of joint ventures	185,4
Net financial results	3.609,8
Exceptional items	206,4
Depreciation, Amortization – total*	6.417,9

Adjusted EBITDA	25.455,4
Exceptional items without investments write-off	(206,4)
Participation in the results of joint ventures	(185,4)
EBITDA	25.063,6
Net revenue	79.736,9
Adjusted EBITDA Margin	31,9%

*considering investments write-off

Exceptional items	Year ended:
Description of the Account (in millions of reais)	12/31/2023
Restructuring(i)	(109,4)
Effect of applying IAS 29/CPC 42 (hyperinflation)	(2,3)
Fees(ii)	(94,7)
TOTAL	(206,4)

(i) Restructuring expenses relate primarily to centralization and sizing projects in Latin America - South, CAC and Brazil.

(ii) legal fees in connection with litigation related to warrants issued by Cervejaria Brahma in 2003. Several lawsuits were filed challenging the criteria used in calculating the exercise price of such warrants. In 2023, as successors of Cervejaria Brahma, we obtained definitive favorable decisions on the matter, which was already classified as a remote loss.

(c)       Explain the reason why it is understood that such measurement is more appropriate for the correct understanding of the financial condition and results of the Company’s operations

The Company’s Management uses performance indicators, such as adjusted income of the consolidated operation before financial results and income taxes (Operating Income) and adjusted income of the consolidated operation before financial results, income taxes and depreciation and amortization expenses (adjusted EBITDA), as segment performance metrics to make decisions about fund allocation and performance analysis of the consolidated operation.

Adjusted EBITDA and adjusted Operating Income are not measures in accordance with the Brazilian Accounting Principles, US GAAP or IFRS and do not represent cash flows for the periods presented, nor should they be considered as substitutes for loss or net income as an indicator of our operating performance or as a substitute for cash flow as an indicator of liquidity. Adjusted EBITDA and adjusted Operating Income have limitations that may impair their use as a measure of profitability, as they do not consider certain costs arising from our business that could significantly affect our profits, such as financial expenses, taxes, depreciation, capital expenditures and other related charges.

It should also be noted that adjusted EBITDA is used as a performance measure by the Management, which is why the Company understands that its inclusion in this Exhibit is important. The Company’s Management believes that adjusted EBITDA is a practical measure to assess its operating performance and allow comparison with other companies in the same segment, even though other companies may calculate it differently.

The Company understands that EBITDA is a supplementary indicator in the evaluation of its operating performance. In addition, the Company believes that EBITDA gives investors a better understanding of its ability to perform its obligations and its ability to obtain new financing for its investments and working capital.

Finally, it is emphasized that the adjusted measures are additional measures used by the Management and should not replace measures calculated in accordance with IFRS as an indicator of the Company’s performance.

2.6 - Identify and comment on any events subsequent to the last financial statements for the closing of the fiscal year that change them substantially

PUT CND Exercise

As disclosed in note 1 - General Information, on January 31, 2024, ELJ exercised its option to sell to the Company a 12,11% stake in Tenedora’s shares, corresponding to Tranche A, in accordance with the provisions of the Shareholders’ Agreement. The instrument was settled through: (i) a cash disbursement by the Company in the amount of R$ 1.704 million, and (ii) offset of ELJ’s debt held by the Group in the amount of R$ 335 million. As a result of this transaction, the Group now hold a 97,11% stake in Tenedora, with the remaining 2,89% held by ELJ, corresponding to Tranche B, as disclosed in note 29 - Financial Instruments and Risks.

IPI Excise Tax Suspension

As disclosed in note 17 - Provisions, Contingent Liabilities and Contingent Assets, on December 31, 2023, the Company awaited to be served of the appellate decision rendered by the Superior Chamber of Tax Appeals (CSRF), which partially granted the Special Appeal filed by Ambev regarding the suspension of IPI. In January 2024, the Company was served with the decision, resulting in a 98% reduction of the assessed amount, equivalent to approximately R$ 916 million. Regarding the remaining portion of the debt, the Company will pursue legal action seeking its full cancellation.

Presumed Profit - Arosuco

In February 2024, CARF issued a unanimous favorable decision in the administrative process discussing Arosuco’s (a subsidiary of Ambev) use of the presumptive profit method for calculating IRPJ and CSLL instead of actual profit. The amount classified as a possible contingency for the process was R$ 633,4 million on December 31, 2023 (R$ 581,5 million on December 31, 2022). The Company is currently awaiting the formalization and service of the appellate decision to assess, together with its external advisors, any potential impacts on the contingency risk classification and take any necessary measures.

Exploitation profit

In February 2024, CARF rendered a partially favorable, unanimous decision in the administrative process discussing the disallowance of the Income Tax reduction benefit, provided by Provisional Measure No. 2,199-14/2001, which benefited Arosuco, subsidiary of the Company dedicated to the production of concentrates, located in the Manaus Free Trade Zone, during the years 2015 to 2018. The decision partially granting the appeal filed by Arosuco recognized the full enjoyment of the tax incentive, maintaining only a portion of the assessment related to the difference in calculation methodology between the tax authorities and the taxpayer. The portion related to the tax incentive amounts to approximately R$ 2.6 billion and the portion related to the calculation difference amounts to approximately R$ 0,02 billion. The Company is currently awaiting the formalization and service of the appellate decision to assess, together with its external advisors, any impacts of the judgment on the contingency risk classification, as well as to take any necessary measures.

2.7 – The Management should comment on the allocation of social results, indicating:

2023
(a) Rules on retained earnings	According to the Brazilian Corporations Law, any accrued losses and the provision for income tax will be deducted from the income for the year, before any participation. Thus, the Company’s Bylaws and its Profit Allocation Policy provide that from the ascertained balance will be successively calculated: (i) the statutory participation of the Company’s employees up to the maximum limit of 10%, to be distributed according to parameters to be established by the Board of Directors; and (ii) the statutory participation of managers, up to the maximum legal limit. Immediately thereafter, on this amount, a contribution may also be calculated, up to a limit of 10%, to meet the charges of the assistance foundation for employees and managers of the Company and its controlled companies, with due regard for the rules established by the Board of Directors in this regard. Five percent (5%) of net income for the year, obtained after the aforementioned deductions, will be allocated to establish a legal reserve, which may not exceed 20% of the paid-in share capital or the limit provided for in § 1 of art. 193 of Law No. 6,404/76. In addition, the Company’s Bylaws and its Profit Allocation Policy establish that an amount not exceeding 60% of the adjusted annual net income is allocated to the investment reserve, with the purpose of financing the expansion of the activities of the Company and controlled companies, including through the subscription of capital increases or the creation of new ventures, which may not exceed 80% of the paid-up share capital (once this limit is reached, the General Meeting will decide on the balance, proceeding with its distribution to the shareholders or an increase in share capital).
a.i. Amounts of Profit Retention (1)	R$ 6.282.940.015,64
a.ii. Percentual with respect to all declared profits	35,33%
(b) Rules on distribution of dividends	The Company’s Bylaws and its Profit Allocation Policy establish that at least 40% of net income adjusted pursuant to art. 202 of Law No. 6,404/76 is annually distributed to the shareholders as a mandatory dividend.
(c) Frequency of the distributions of dividends	The Company distributes dividends on an annual basis. In addition, at any time, the Board of Directors may decide on the distribution of interim dividends and/or interest on net equity, to the account of retained earnings or existing earnings reserves in the last annual or biannual balance sheet.
(d) Possible restrictions on the distribution of dividends imposed by legislation or by special regulations applicable to the Company, by agreements, judicial, administrative or arbitration decisions	Except for the provisions of the Brazilian Corporations Law, there are no restrictions on the distribution of dividends by the Company.
(e) If the issuer has a formally approved profit allocation policy, informing the body responsible for approval, date of approval and, if the issuer discloses the policy, locations on the World Wide Web where the document can be accessed.	The Company has a Profit Allocation Policy that was approved by the Board of Directors on September 19, 2018, and can be found at the following electronic address: ri.ambev.com.br, in section “Corporate Governance”, “Policies, Codes and Regulations”, “Profit Allocation Policy”.

(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$ 11.823.167,53; and (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 3.269.378.000,00, as detailed in Exhibit A.II to the Management Proposal.

2.8 – The Management should describe the material items not reflected in the issuer’s financial statements, indicating:

(a) The assets and liabilities directly or indirectly held by the issuer and not reflected in its balance sheet (off-balance sheet items), such as:

(i)               Written-off receivables portfolios on which the entity has not substantially retained or transferred the risks and benefits of ownership of the transferred asset, indicating related liabilities

(ii)       Agreements for future purchase and sale of products or services

(iii)       Unfinished construction agreements

(iv)       Agreements for future financing receipts

Not applicable, since there is no material item not reflected in Company’s accounting statements for fiscal year ended December 31, 2023.

(b) Other items not reflected in the financial statements

Not applicable, since there is no material item not reflected in Company’s accounting statements for fiscal year ended December 31, 2023.

2.9. In relation to each of the items not reflected in the financial statements indicated in item 2.8, the management should comment on:

(a) How do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the issuer

As mentioned in item 2.8 above, there are no items that were not reflected in the accounting statements for fiscal year ended December 31, 2023.

(b) Nature and purpose of the transaction

As mentioned in item 2.8 above, there are no items that have not been reflected in the accounting statements for fiscal year ended December 31, 2023.

(c) Nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 2.8 above, there are no items that have not been reflected in the accounting statements for fiscal year ended December 31, 2023.

2.10 – The Management should indicate and comment on the main elements of the issuer’s business plan, specifically exploring the following topics:

(a)       Investments, including:

(i) quantitative and qualitative description of existing and anticipated investments

In 2023, the investment in consolidated property, plant and equipment and intangible assets amounted to R$ 6.004,1 million, consisting in R$ 3.365,5 million for our business segment in Brazil, R$593,4 million for our business segment in CAC, R$ 782,2 million related to investments in our operations in LAS and R$ 1.263 million related to investments in Canada.

These investments included, mainly, the expansion of the productive capacity, quality control, automation, modernization and replacement of the packaging lines, storage for direct distribution, coolers, and investment for the replacement of bottles and crates, market assets of former players as well as continued investment in information technology.

In 2023, we plan to invest with the purpose of increasing value generation through greater return on our invested capital, keep focusing on technology and supporting are operations for continuous improvement of our level of service.

(ii) sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries as sources of financing for its investments.

(iii) relevant divestments in progress and anticipated

There are no significant divestments foreseen on the date of this Exhibit.

(b)       Provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents and other assets that should significantly affect the production capacity of the issuer

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 2.10 (a) above that may significantly affect the production capacity of the Company.

(c)       New products and services, indicating:

(i) description of the research in progress already disclosed,

(ii) total amounts spent by the issuer on research for the development of new products or services,

(iii) projects under development already disclosed, and

(iv) total amounts spent by the issuer on the development of new products or services.

Even though COVID-19 pandemic has created significant challenges for our business during the most acute stages of the pandemic, it has also accelerated consumer trends in which we have been investing, particularly reinforcing the need for an innovative and consumer centric mindset and promoting the transformation of our business through technology. Innovation became one of the main pillars of our business and of our commercial strategy frontline; despite of a detailed review of our discretionary expenses in order to assure our liquidity, research and development are and continue to be seen as fundamental to enable continuous innovation to our consumers.

We maintain an innovation, research, and development center, in the city of Rio de Janeiro, State of Rio de Janeiro, at Universidade Federal do Rio de Janeiro (UFRJ). This center (ZITEC – Centro de Tecnologia e Inovação) started its operations in the last months of 2017. One of the main characteristics of the development center is the prototypes lab, which enables the creation of complete prototypes, assisting in the creation process of new products. Another goal of the development center is to perform perception and behavioral consumer’s studies so to capture future trends. ZITEC enabled Ambev to reduce its innovation launch period from eight to four months.

In 2021, we continued to expand our diversity with the launch, in Brazil, of Michelob Ultra and Spaten, a pure malt beer, Munich Helles style. In 2022, one of our main innovations were Budweiser Zero, recognized as the best non-alcohol beer in the Brazilian market by O Estado de São Paulo newspaper, and Caipi Beats, new member of the Beats family, with a “caipirinha” flavor (a very popular Brazilian drink) made with cachaça. Regarding packaging innovation, we developed an exclusive technology named KEG 5L, which was awarded as “The Best Packaging Technology” in 2022 by ABRE (Brazilian Packaging Association), reinforcing our sustainability commitment.

In 2023, we launched a new version within our Beats line, the Beats Tropical, which has demonstrated strong results since its launch and continued as a popular choice during the 2024 Carnival holiday in Brazil. In the non-alcoholic category, we reformulated Guaraná Zero and launched the first non-alcoholic beer with added vitamin D in the world, Corona Sunbrew. We also introduced, in 2023, Stella Pure Gold, our low-calorie gluten-free beer, which performed strongly. Our investment in innovation, research and development contributed to our brands winning 140 medals in various beer competitions around the world, including gold medals for Brahma Duplo Malt at the World Beer Awards and Antarctica Original at the Brussels Beer Challenge competition.

The investment made in the development center in the last three years was of approximately R$ 91,8 million, including R$ 11,0 million in 2021, R$ 36,0 million in 2022 and R$ 44,8 million in 2023.

In 2023, in addition to new products and packaging, we continued to provide convenience and innovation to our clients and consumers through BEES, Zé Delivery and Ta Da, which are one of our main digital platforms. More than 92% of our active clients in Brazil purchased through BEES in 2023 and almost 79% of our clients were exclusively purchasing through the platform. Once again, the platform helped us to achieve a historic record of clients, including more than 15 thousand new clients to our year base, not to mention the best NPS of all times. At BEES Marketplace we currently offer more than 650 SKUs in different categories such as food products, nonalcoholic beverages and hard liquor. The number of clients purchasing in the marketplace was equal to approximately 85% of BEES’ clients on December 31, 2023. Zé Delivery also continued to grow in 2023, being present in over 700 cities and in all 27 Brazilian states, reaching approximately 70% of the country’s total population. Zé Delivery delivered more than 60 million orders in the year and had almost 6 million monthly active users on December 31, 2023.

At LAS, our digital transformation journey is also evolving with the implementation of BEES. In Argentina, more than 75% of the B2B buyers are purchasing through BEES and more than 90% of the net revenue of the country comes from the platform. The number of clients purchasing in the marketplace corresponded to more than 50% of the BEES clients on December 31, 2023. In Paraguay, 82% of the direct and indirect B2B sales are made through BEES, with total digital buyers representing 70% of the total number of clients. In Bolivia, 47% of the direct and indirect B2B sales are made through BEES, with total digital buyers representing 42% of the total number of clients in year ended December 31, 2023. At LAS, Ta Da in Argentina, result of the merger of App Bar with and into the Direct-to-Consumer platforms called Siempre en Casa and Craft Society, continued to grow in 2023. The Platform is present in 49 cities, with over 1 million orders, increasing 6% in 2023 compared to 2022 and monthly active users decreasing 11% compared to 2022. In Paraguay, Ta Da is present in 28 cities, covering almost 50% of the population, with the number of orders increasing 65% in 2023 compared to 2022 and monthly active users increasing 40% in 2023 compared to 2022.

At CAC, the Dominican Republic continues leading the BEES platform expansion, actively sharing know-how and best practices with other operations. The country reached a full digital operation status, with 89% of the B2B clients purchasing through the platform and more than 97% of the net revenue of the country coming from BEES. We are also exploring the BEES Marketplace in the country, with 15 different categories available and 300 SKUs for our clients. In Panama, we also continue to implement BEES, with more than 100% of the country’s net revenue in 2023 deriving from the platform. At CAC, Ta Da in Dominican Republic continued its expansion in 2023, with the number of orders increasing 84% in 2023 compared to 2022 and monthly active users increasing 89% year-on-year since 2022.

(d)       Opportunities included in the issuer’s business plan related to ESG issues

Since the creation of Ambev, sustainability has been part of our business strategy.

As business opportunities related to ESG issues we have:

(i)	investments in renewable energies as a way of mitigating greenhouse gas emissions, while providing a more diversified portfolio of energy sources and greater guarantee of availability of supply to meet the Company’s operations;

(ii)	offer of renewable electricity to points of sale as a way to offer means of mitigating CO2 emissions, while offering savings to owners of partner bars and restaurants through a partnership with Lemon Energy and other companies;

(iii)	commitments with partners in our supply chain, accelerating their decarbonization (Connecting for a Better World), entering into agreements to reduce our Scope 3 emissions, sharing best practices, training and advisory. In Brazil, more than 200 companies, representing 70% of the Company’s emissions in that country, in addition to the implementation in Brazil and Argentina of the global platform Eclipse, which in addition to offering more personalized and in-depth monitoring with each company, also includes contractual clauses relating to sustainability (ESG matters);

(iv)	acquisition of electric trucks, in partnership with partner carriers, with investments to advance conversion technology and encourage adoption in more Brazilian cities. Today there are already 258 trucks operating in Brazilian cities and also in Paraguay and Bolivia. In addition to the environmental gains, with the reduction of atmospheric gas emissions, there are also gains for the health of the cities, differentiated traffic permits in some cities and avoided costs of fuel consumption;

(v)	implementation of CCU (Carbon Capture and Utilization) technologies, to capture CO2 from burning boilers in breweries, resulting in avoided acquisition of carbon dioxide, with consequent use within the production itself for gasification of products and occasional external sale;

(vi)	increased availability and encouragement of returnable bottles in the portfolio, which have a lower carbon footprint due to greater packaging circularity, in addition to increasing customer loyalty and reducing the amount spent on the product purchased. The solution is offered at several points of sale, as well as offered by our sales platforms such as Zé Delivery, which also collect containers that will be reused in production;

(vii)	support for the development and financial security of our partners, strengthening the production chain and avoiding supply disruptions, delays or non-payment at points of sale, and expansion of the supply and sales ecosystem through entrepreneurship platforms such as Bora;

(viii)	incentive for the development and strengthening of the ecosystem of micro and small breweries that may use our platform to sell their products (Empório da Cerveja), share innovations, in addition to improving our reputation, which enhances the maintenance of the Company’s sales environment; and

(ix)	improvement of the Company’s governance and transparency system, compared to companies in the same industry.

2.11 – Comment on other factors that significantly influenced operating performance and that have not been identified or commented on in the other items of this section

There are no other factors that significantly influenced operating performance and that have not been identified or commented on in the other items of this section.